Filed by Virgin Group Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Grove Collaborative, Inc.

Commission File No. 132-02850

Date: April 27, 2022

The following transcript was recorded at the Fast Company Most Innovative Summit and released on April 27.

This transcript was exported on Apr 26, 2022 - view latest version here.

Jill:

Welcome everyone. And thank you for being here. It's my pleasure to have with us today two leaders known for setting really big goals, especially when it comes to preserving our planet. And now they're teaming up.

Jill:

Stu Landesberg is the co-founder and CEO of Grove Collaborative, an eco focused household and personal care goods marketplace and manufacturer. Grove had planned revenue of 385 million in 2021. It has more than a million and a half customers. The company is already carbon neutral and it's on track to be plastic free by 2025. Grove has unveiled a host of new products and brands over the past couple of years, and many of them can now be found on shelves at Target.

Jill:

Sir Richard Branson is the founder of Virgin Group, a very big company that comprises aviation, cruise lines, space travel, balloon flights, hotels, digital health, sports betting, gaming, music, fitness, wine, and more. Since 2004, he has been dedicating a lot of his time to Virgin Unite, a nonprofit focused on helping other business leaders succeed. In December, it was announced that a Virgin Group special purpose acquisition company would be taking Grove Collaborative public at a date they probably won't reveal to us right now, but that's okay. There's a lot to discuss.

Jill:

Richard and Stu, welcome. I'd love to start by talking about how you two met. Richard, when did Grove first come onto your radar, and what were your first impressions, and how did you two come together?

Sir Richard Branson:

Well, I knew a little bit about Grove before Stu and I met through its products which we happened to have on our island. About a year ago, we made a policy change at Virgin Group, which was to say that any new investments we make from now on have to better the world and have to make a real difference in the world. And that we won't invest in anything that damages the world. And so we went out searching for a company that fitted that criteria and the one that came top of the list from our first group of companies we searched for was Grove. And it also happened to have a great chief executive and a great team of people, which is also critical when you're investing in a company. So, we're delighted to get together with Stu and the team.

Jill:

One of the things that makes Grove so noteworthy is that unlike a lot of other companies that are making climate related pledges, carbon, and so forth, 2030 is usually the year, 2035. Grove pledged to be plastic free by 2025, which is in three years. I mean, it's really soon and the company is well on its way to meeting that goal. One of the things that you guys are doing at Grove is developing brand new products, like product categories that haven't existed yet, or haven't been widely popular so far, such as solid shampoo, solid conditioner, your pretty well known concentrates for cleaning products. And one thing that Grove has debuted recently is sheets for laundry detergents and for hand soap. I'd love for you to tell me about why sheets.

Stuart Landesberg:

Yeah. So I think when you look at Grove from an overall perspective, our company vision has always been that our category, home and personal care products, that almost every family in the world uses. This category is massive and has a mixed track record when it comes to human health and a terrible track record when it comes to environmental health. And our vision is that this category that all of us touch can actually be a positive force for human and environmental health, not just less bad, but more good. If you want to make that happen, the way that we approached it was, what's the biggest problem. And if you look at our massive industry, a trillion dollars globally, almost 100% of it uses single use plastic and single use plastic... Plastic recycling is a bit of a myth, right? Only 9% of plastic is recycled. So if you want this category to be a positive force for the planet, you have to solve the most ubiquitous and most pernicious problem, which is plastic waste.

Stuart Landesberg:

And so why the sheets format in particular, which is similar to why we do a lot of the really unique and breakthrough product development that our company's become known for, is we can't ever compromise efficacy for the sake of innovation, because if you compromise efficacy, it's impossible to drive mass adoption. You know, I have two young children. I like to say, "If the laundry detergent didn't get the spaghetti sauce out of my three year old's shirt, even my own wife, wouldn't buy the product," right? And so the sheets is a format that allows us to suck all the water out of laundry detergent, because of course, liquid laundry is mostly water, still offer an incredibly efficacious, sort of like pass the tomato sauce out of my three year old's t-shirt test, and also be verified by third party labs for efficacy.

Stuart Landesberg:

So it allows us to suck the water out, deliver super high efficacy and therefore offer incredibly compelling, highly efficacious zero waste products to the consumer at an affordable price. So we think that sheets are a really great way to go because it compresses the product and still delivers really excellent efficacy at a really great price.

Jill:

People aren't used to using laundry sheets or hand soap sheets. But getting consumers to adopt new habits is really hard. It's really hard to get people to try new things. How are you approaching this part of your mission?

Stuart Landesberg:

We believe that people are genuinely good. And if you survey consumers broadly, you'll see about 75% of them want to buy conscientious products. I have been accused in the past of being an optimist. And I would say that is largely true of myself, but I believe people want to do the right thing, but we're all busy. And it is a mental load to change from the brand of laundry detergent that probably most of our parents used to one that better aligns with what we understand about the environmental and health impact about those products. So we rely on a trial oriented strategy. We've got millions of customers in our direct consumer business and we've given away millions of free units of our product. But because we over deliver when it comes to efficacy and product performance, as well as sustainability and design, we see that repurchase rates are really high.

Stuart Landesberg:

And so I think the only way to drive mass adoption is through broad trial and by building a brand that, while I can sit here and talk about the root of everything we do as sustainability, can build a big tent that understands the needs of most people. Most people are not putting sustainability yet at the top of their priority list, but that doesn't stop Grove from building a big tent underneath our mission that can include people like me who are sort of hardcore environmentalists bordering on hippies. I don't have Birkenstocks, but close, all the way to folks who are just making it through their day, trying to make the right decision for their family and not thinking about climate change on it daily basis. So I think the two things that really matter are, can you drive broad trial and can you build a brand that welcomes as broad a set of consumers as possible?

Jill:

Richard, you've spent your whole career building brands. And for 20 years through Virgin Unite, you've been helping other business leaders build brands. What have you learned about connecting with consumers that's coming into play with your work with Grove?

Sir Richard Branson:

So I think if you can build the best in your field, the brand can, to a large extent, build off that. So, Grove, I believe, to be the best in its field. Word-of-mouth, I think, will do a lot for it. And that plays a really important part. Now Virgin, when we started say Virgin Atlantic 38 years ago with one plane, because we were better than British Airways and because people loved to fly on it, we survived against their 300 planes. And we were the underdog brand, but people sought us out. And I think the same will happen with Grove. And you know, what I've discovered in my life is that if you build the best in anything, if you build the best hotel in Chicago, if you build the best cruise line, if you build the best space line, if you build the best in its field, the best almost always survives. Whereas if you try to go halfway, think that you're going to be halfway best, they're the companies that seem to disappear.

Jill:

Richard, in working with Grove, you're selling physical products for the first time, maybe in a while. I was wondering if this reminds you at all of your roots with records and tapes. And if you thought the laundry sheets are going to be the Sex Pistols of the household care goods.

Sir Richard Branson:

Yeah, maybe. It's an interesting analogy. So we started as a teenager selling music in hippie record stores, you know, cushions on the floor, headphones, a joint or two in most people's hands, or split. I'm not quite sure what you call it wherever you are. And yeah, people liked the experience and it was those days where you could pick up Dark Side of the Moon sleeve, and you could feel it, and you could look at it, and you could get excited when it came out, and the new Queen album, and even nevermind the [inaudible 00:11:08] here, the Sex Pistols. Yeah, so this really is almost the first time since music retailing sadly died a death that we've been back into products and retail. But it is a lot of fun. I've been ringing Best Buy and ringing Target, and back on the road again. And it's great because it's an easy sell because the story's so great and the product's so great.

Jill:

Brand awareness has been growing quickly for Grove. And the company recently signed with Drew Barrymore to be an investor and a brand ambassador. I'm not sure what her exact title is, but to be the face of Grove in certain ways and help film some ads, and things like that. I was wondering about how important you think it is to have a person personifying a brand. Richard, you've often been the face of your brands. And is that important? Does that help?

Sir Richard Branson:

I think it does help. Otherwise, I would've been retired by now, and I'm slightly biased. But I must admit if when I was watching ET many, many years ago and seeing this delightful girl on screen, if I thought that one day we'd be working together and selling products together, it would've been one of those pinch me moments. I tried sitting down my grandkids with ET the other day and they just didn't see it. So I think I caught them a bit too young. But, look, I think having strong front people to a company is helpful.

Sir Richard Branson:

I remember when I was, again, when I was launching the airline, I was 27 years old. And a friend of mine who'd actually been bankrupted by British Airways, Freddie Laker, came and had lunch with me and he said, "Look, Richard, you've got to stop being shy and retiring. You've got to get out there and become a personality, get yourself on the front pages of the papers. Make a fool of yourself, make sure your products stand up and make a fool of yourself. Don't just have it be two lines on the back of the papers."

Sir Richard Branson:

And so I spent a lifetime making a fool of myself in trying to make sure that the Virgin brand is well known. And I've used myself to get the brand well known. But equally, we've used some of the wonderful artists we had in those days, like Rolling Stones or Janet Jackson and others, and they all helped build the brand. And I think it's a bold move to get somebody like Drew Barrymore on board. And it's great that she's become an investor and is going to be the face. What do you think, Stu, slightly prettier face?

Stuart Landesberg:

What are you saying about me, Richard? I shaved this morning and everything for you. Come on.

Sir Richard Branson:

You got a baby face, so maybe the two of you together.

Stuart Landesberg:

Exactly. I will say that one of the great joys of this company is the people that we get to work with. And I don't think that Drew, or certainly not you, Richard, would've been interested in this if we were selling some other, I don't know, magazine or product that didn't have a real mission. If it was a widget factory, it's probably less compelling.

Sir Richard Branson:

Very true. Would not be around.

Stuart Landesberg:

Exactly. What brought Drew to us was that she understands the impact that this category has. She uses it every day. And I will say, Jill, people have asked me the same thing about how I feel about having Sir Richard as a part of our company and his affiliation. And I will say the thing that got me most excited about working with you, Richard, I don't know if I actually recounted this anecdote, but in this courtship process, I got to meet Richard and the first question was, "Why is zero plastic by 2025 the right goal? And how are you going to achieve it?" Which is a really unique question for an investor to ask first. But I think it, for me, was really centering on the kind of partnership that's possible when authentic mission is at the heart of the company.

Stuart Landesberg:

And I will admit that no one has ever told me that my laundry sheets are the Sex Pistols of home care. But I do think that for the same reason why I'm sure those smoke-filled, or maybe not smoke-filled, record shops had a certain aura that attracted the Rolling Stones, that attracted people to it, in our category today and acknowledgement of the incredible atrocity that is the plastic crisis attracts a certain type of individual to the mission. And I'm humbled to get to work with people like Richard and Drew and the amazing team at Grove, candidly, who, to a person, are here for the mission.

Jill:

I think we'd be remiss if we didn't explore some contradictions here, such as that Grove's business model is getting people to buy stuff and a good portion of the revenue, I think it's 83%, comes from autoship customers, it's an automatic shipment of products like a subscription service. The autofill system can lead to over consumption, which is not good. The accumulation of stuff is sort of antithetical to Grove's mission. And it's kind of similar to Virgin Group, which is doing so many great things with the Virgin net zero program, and sustainable aviation fuel, and carbon offsets, and plastic reduction, and going so far to do so much good, yet it's a company that does run on fossil fuels. I'm wondering how you both reconcile that.

Sir Richard Branson:

You want to go first, Stu?

Stuart Landesberg:

Sure. I love this question. And for what it's worth, the first major article ever written about Grove was written by Fast Company on this exact topic. How can a company that wants to change the world for the better also make money on consumerism and consumption, which is fundamentally at odds with long term sustainability of our species. And the way that I think about it is, I can't, our company can't, and I'm not sure anyone can, change the consumer economy. It may just be a fact of life, short of some atrocity that I don't think any of us want to consider. But our goal, and this is core to our vision statement, which is why it's about more good, not less bad, right? This is not about the window dressing of, "Let's use a slightly higher percent recycled plastic. Let's make our products slightly less detrimental." We have to create a business model, not just Grove, but as a society, where consumerism and environmentalism are self-reinforcing, which is why, for us, I'll give you an example.

Stuart Landesberg:

Our paper line, our Grove Co paper line. When you use a sheet of our bath tissue or paper towels, we will replant more trees. I mean, they're all tree free paper, we use grass. But the net carbon impact, and forestry impact, of using our single-use paper products, because there is not yet multi-use bath issue, of using our paper products is actually a positive for the environment. And so our goal, I mean, unless you have a solution to replace consumerism with a different structure is to go past just circularity to the idea that actually the consumer economy generates enough profit, that we can reinvest some of it in restoring ecosystems that consumerism has torn down. That's how we think about it. We're not there today, but we're quite explicit that that's our vision and that's our goal. And we will keep striving towards it with the acknowledgement that we will stumble and there will be contradiction along the way, but I don't want perfection to be the enemy of progress.

Sir Richard Branson:

Okay, my turn. So 80% of my time is now spent on this issue and issues very like it because the world has got a major problem and that problem has to be addressed as rapidly as possible. So this morning I spent the whole morning talking about Europe's dependence on Russian oil. Should we introduce rationing, which I actually think we should, throughout Europe, and everybody's maybe cut back by five or 10% like you do in a war situation. And then how do we just ratchet up clean energy like you would do in a war. So that Europe can show the rest of the world, how it can run on clean energy. We have businesses that use fossil fuels, so obviously, airlines, they use fossil fuels.

Sir Richard Branson:

The only thing we can do at the moment is to make sure that we invest in companies like Agilix that are coming up with alternative fuels. That we buy the newest cleanest planes that there are out there. And that we try to aim, over the next 15, 20 years, of becoming carbon neutral as an airline. Now of all our companies, the airline is going to be the most difficult. And it's also the most difficult for people listening to this chat, in that most of us do use airlines on occasions. But I do think that, maybe in my lifetime, but definitely in my kids' lifetime, planes will be flying on clean fuels. And so we've all just got to do everything we can to get there. We can't do everything at night, but we can work day and night in trying to make sure that our children and grandchildren bequeath a much better world, an even better world, than we've been in, which has been pretty extraordinary anyway.

Jill:

While we're on the topic, Richard, you just mentioned the call you were on earlier about international business and how it's changed. Grove has aspirations to expand internationally with all of the businesses that you two are responsible for right now and involved with. The picture has changed so drastically over the past several months, we're thinking of about China and Russia, and so many other countries. How are you thinking about your businesses internationally right now? Is everybody just waiting and seeing what happens? Can you be strategic and think about how to... I mean, it affects materials and manufacturing and supply chain, and then sales. What parts of these things that are so totally in flux are most on your mind right now and what are you doing about it?

Sir Richard Branson:

Well, look, obviously, as I said, I spent a lot of my time on foundation work. So we have an organization called The Elders that Mary Robinson and Archbishop Tutu, and they've been working on, behind the scenes, dealing with conflict resolution issues and some of the issues that are going on around the world. We have the B team, which is the group of business leaders that are trying to come up with business ideas to address climate change and address some other issues like that.

Sir Richard Branson:

With Ukraine specifically, we've been working hard to try to see whether behind the scenes, we can help there. And we'll work day and night to see what could be done there, both on the refugee front and to do with war itself. Our companies have not been massively affected by the war itself. Obviously, if you're in the airline business, we got over COVID, suddenly fuel price is doubled. And that's been painful for everybody. If there's a silver lining to a doubling of fuel prices, it is that we've got to have a green energy revolution, suddenly, clean energy has become far more cost effective than dirty energy. And so, everybody's just got to get out there and do everything they can to reduce their energy dependency.

Sir Richard Branson:

And countries have got to build massive solar plants and massive wind farms and hydrogen, and it's got to be rolled out like you would do in the second world war. So out of distressful situations, or extremely distressful situations like a war, you've just got to look at what can be the positives and that hopefully the positive will be that we'll get on top of climate change quicker than we would've done if it hadn't happened.

Stuart Landesberg:

That's a wonderful and somewhat stoic reflection on taking an obstacle and turning it into an opportunity for benefit. And I certainly share the enthusiasm for decarbonizing the world. I think on a much more micro level in our business, we are also fortunate to have relatively little supply chain exposure to the Ukraine conflict in particular. I think that what we are seeing is, in many ways, how is this impacting the everyday consumer, because our customer is impacted by the doubling in fuel prices in a very real way, is seeing inflation across his or her or their basket in a very real way. And for us, it puts a premium on innovation. How can we understand the new reality that we live in and not take price in a way that is going to feel hard for the consumer. And in a very micro level, if we can be a winner in terms of innovation, perhaps we can use this opportunity when people may be considering, "Okay, should I buy the product I've been buying for the last 40 years or make a change?"

Stuart Landesberg:

Is this an opportunity, a wedge for us to win with innovation because we bring products to market so much more quickly. So, I hate to pull anything away from the opportunity to decarbonize the global economy, because gosh, nothing is more important perhaps to our future than that. But on a very micro level, I do view the very real supply chain inflation, the supply chain cost inflation, happening across the whole industry as an opportunity for the most innovative companies to find ways to solve this problem for the consumer, other than just raising price. It's a business strategy decision, but I think it also is one that we can choose to take deliberately in the face of a uncertainly unfortunate global situation.

Jill:

I have a feeling that you both saw the news recently, that absolutely chilling story about microplastics being found in people's blood and then The New York Times, just a few days ago, had a story about just snow, microplastic snow, at the bottom of the ocean. What's the question after that? It's horrible. But do you see the plastic crisis as this being the same thing as the climate change crisis? Do you view them differently or do you view them together?

Stuart Landesberg:

I view... Oh, sorry.

Sir Richard Branson:

No problem.

Stuart Landesberg:

I view them very closely linked, right? Plastic is petroleum, right? It's all petroleum based. And plastic recycling is actually a myth that was created by the petrochemicals lobby over the last 30 years to make us as a conscientious civilization feel okay using this substrate that's really cheap to create, but lasts forever. And I think what we're seeing now in the plastic snow in the bottom of the ocean and the microplastics in people's... I mean, it is both inevitable and it makes me want to cry. And it is a result of the profit motive forcing us to say, "Okay, well, this product is a very cheap beginning of life. We will let future generations in the planet suffer the long term externalities." And so, fundamentally, the same thing that causes the long term harms of climate change for the immediate profits of the petrochemical industry and oil and gas and fossil fuels, the same dynamic.

Stuart Landesberg:

And I think the solution in the plastics cases is actually much more feasible and much easier in some ways than decarbonizing our whole energy economy, right? As Richard said, to roll out massive scale retooling of our energy systems, I mean, that's going to require huge government intervention, but to move away from plastic, which is absolutely a part of the climate crisis. And look, if we get the climate crisis right and we don't solve plastic, we're going to be screwed for just a different reason, right? It's like out of the frying pan into the fire, whatever analogy you want to use. But it's a different problem in that it's much more solvable by individuals, right? If all of us went to the big plastic polluters, and look, 50% of the plastic waste in the world comes from plastic packaging, single use plastic packaging, that we as consumers buy. We have a choice, right?

Stuart Landesberg:

We have a choice to buy products that are wrapped in glass, aluminum, and paper materials that are infinitely recyclable. We have a choice to choose circular business models. We have a choice to bring your own coffee cup to wherever you get your coffee, whatever it is, right? We all have choices every day. And that's one of the things that, for me, feels so empowering about growth. We have a little like one of those letter boards on the wall in our office that we've had since we were 10 people. I can actually see it across the room from me. It says, "Small acts when multiplied by millions can change the world." No individual can decarbonize our energy economy, but each of us, every time we buy a product casts a vote in terms of what materials we want companies to use.

Stuart Landesberg:

And so while I view the problems as roughly equal in size, I'm really encouraged about the plastic problem because every one of us can solve it. And this is the last thing I'll say on this, is 84% of the US wants us to take action on single use plastic. It is hard to get 84% of the US to agree the sky is blue these days, right? This is an incredible environmental issue with nearly 100% acceptance, because even if you disagree about whether or not climate change is manmade, which is a thing about which we all know there's still disagreement, nobody disagrees that, "Hey, this plastic bottle exists." And that makes it a really, in some ways, special problem, because we can all solve it together. I love that.

Sir Richard Branson:

I think Stu very adequately dealt with the plastic side and I agree with every word he said. And it's companies like Stu's and Grove that are the forerunners of the world that we will bequeath our children and grandchildren in 25 years time. In 25 years time, the world should be, if companies like Grove and others succeed, should be pretty well plastic free. The world should be pretty well carbon free. And that means, I mean, it's not just a world, that it's got the temperature of the world right. It means that the price of carbon then will be 1/10th of what it is today. So, I mean, the people will be able to drive their battery driven cars or whatever at almost zero cost. And the opportunity is going to be gigantic.

Sir Richard Branson:

People will be eating meat where animals have not been killed. The meat will be grown in factories. And so the space that animals currently use on farms can be planted for forest. So if we all work towards that, we're going to have a utopian world of clean air, low energy costs, plastic free, clean air, clean oceans. We just got to get through the next 20 years. But with determination and people like Stu and others around, we'll get there.

Jill:

I have several more questions I want to get through, but I do want to touch briefly on the metric that Grove is using to monitor plastic usage called plastic intensity. Stu, can you tell us quickly about this? And then I'm wondering from both of you, is this the kind of metric that can really be useful in other industries like fashion or fast food, or anything else?

Stuart Landesberg:

Absolutely. So the first step to solving any problem is understanding it, forget measurement, but actually understanding it. And so in order to understand the plastic problem, we took two approaches. The first was coming up with a metric for plastic intensity, so that we could say on an apples-to-apples basis, X product has Y plastic intensity, Z product has Y plus five, or whatever it is, right? So we could look at two different products and compare apples-to-apples. And then we also created a certification called beyond plastic, which is for products that have hit a really high bar, sort of like an organic certification. So that consumers don't have to say, "Okay, well, a plastic intensity of less than X is where I want to be." It's not just about measuring it, it's about communication and education. So for us, the first step, of course, is making sure that we understand is product A or product B better.

Stuart Landesberg:

But perhaps the more important step was creating the beyond plastic certification, which allows us to communicate clearly to consumers. Hey, this product is a good choice here. You don't have to think about anything else, if you trust Grove. And of course, the science behind it is all transparent if you want to go see it. But if you trust Grove, just like if you trust the organic certification, you can know that what you're getting is a product that aligns to your value system. And I think that one of the impediments to progress in a lot of these areas is that there's a real incentive by companies that are not doing everything 100% the right way to come up with marketing lines, or confuse, or muddy the waters around what's actually possible. Is 10% more recycled plastic a good thing or is that actually just window dressing on a really bad thing that's now a teeny tiny bit better?

Stuart Landesberg:

So we wanted to come up with something that was clear to consumers and hopefully can be clear to the industry. And we'd love to see this proliferate beyond Grove such that consumers can understand, "Well, this is a product that will help us eliminate plastics overall." And we actually have a plastic working group with nearly 80 companies. Some of the biggest companies in the world are in that and also some little startups and we work together to share technologies, share innovations around the transition to a plastic free ecosystem. Because for us, our company vision is not everybody buy a Grove product, right? It's we want to change the category to be a positive force, and we're not going to be able to do that alone.

Stuart Landesberg:

So I think that measuring and communicating are really important and that I'd love to see, and I believe it inevitable... I'm not quite as much of a utopian as Richard, although, "Oh my God, I love that vision." But on the way there, I think every company is going to realize that manifest destiny is going to be moving away from plastic. And so if we can give companies a glide path to doing that, so they don't have to reinvent the wheel, I think that'll drive faster adoption for the whole industry.

Jill:

It was announced in December that Grove will be going public through a special purpose acquisition company, a Virgin Group SPAC. Richard, this is not your first rodeo with SPACs. Let me see if I have this correctly, that Virgin Galactic went public in 2019 through a merger with a SPAC that was pretty well documented in the media at the time. Then your SPAC, Virgin Group Acquisition Corp, took 23andMe public in 2021. And then another SPAC took Virgin satellite company, Virgin Orbit, public this past January. And you've also talked about launching another SPAC in Amsterdam. What do you like about going this route? What have you learned from it?

Sir Richard Branson:

I didn't know that SPACs existed until somebody came to my island one day and said, "I love Virgin Galactic. I love what you're doing. Why don't you reverse Virgin Galactic into a special acquisition company that we have." And I listened and said, "Screw it, let's do it." And that was a little bit, a few months, before I went to space myself. And it was a hell of a ride, it went very well for us. And the trip to space wasn't bad either. And so Virgin Orbit, which is a satellite company, I happen to be actually at a conference in Colorado at the moment for both Virgin Orbit and Virgin Galactic.

Sir Richard Branson:

So Virgin Orbit, we also reversed into a SPAC and we found the experience good. I mean, it helps the public profile. It brings in other partners. And so we decided to set up a couple of our own SPACs. And as I said earlier, we went searching for companies that fitted the criteria of doing positive good in the world, and we came across Grove. And yeah, we're very excited. I mean, we're not far off from fully consummating the deal.

Jill:

The past year has been kind of a rocky one for a lot of companies that went public within what we at Fast Company think of as the vibe economy, which is consumer focused businesses that are buzzworthy and have a place in the zeitgeist Sweetgreen, Oatly, Rent the Runway, Warby Parker, companies like that. But it turns out that some of those companies before their IPOs weren't profitable, and they have struggled. How does Grove plan to avoid that fate? Is the company profitable right now and are you looking at any of those examples for lessons?

Stuart Landesberg:

I think there's always lessons to be learned in terms of watching what other visionary entrepreneurs do right and do wrong. I think as entrepreneurs, we do some things right and those often get covered in the press and we also make mistakes. And so anyone who's not learning is probably not doing themselves or their companies a great service. What I would say in terms of the public markets is, I've never found it to be super productive to focus on the up-and-down, day-to-day, month-to-month. I look out at my industry, a trillion dollars globally. And as Richard said, in 25 years, there's no chance that there's still plastic across 100% of my industry, right? That's a trillion dollars worth of product that has to change. And right now I'm privileged to be a part of the company that is the true market leader in driving that change across a trillion dollars.

Stuart Landesberg:

And so yes, part of being a good steward means making sure we have the capital to achieve that vision, making sure we have the capital to fund the losses to profitability, of course. But my goal is not, "Hey, what do I make the stock price next month?" That's something other people probably are worried about. My real goal is over the next 10 to 20 years, can I help create a company with a vision, foundation, people, practice, principles, customer base, brand, that can really lead this transition because our industry is so big and in need of such massive change. And we have, I mean, if you told me I would be in this position 10 years ago when I started the company, I mean, there is no way I would believe you, right? This is too good in terms of the poll position that we have and the size of the change that needs to happen. And so I can't make the market go up or down one day or the next, but I can control whether or not, exactly as Richard said, we are bringing the absolute best product to the market.

Stuart Landesberg:

I can control if we have the best people in seat doing that job, we have the right partners around the table and we over deliver for our consumers. We over deliver for our retail partners like Target and we over deliver every day for the environment, because ultimately, the success for our shareholders is perfectly correlated to how well we deliver for all of our stakeholder groups. That's 100% of my focus. And the opportunity to go public in partnership with Richard, you talked earlier about having the right people around the table, like Drew and Richard, the market goes up, the market goes down, the opportunity to partner with Richard, someone who has long term vision and I'll use the word chutzpah to believe that you can make a crazy change. That's a once in a lifetime thing.

Stuart Landesberg:

And so I think we're really excited about the roadmap ahead and the market will do what it will do, but over the next 20 years, I'm quite confident. I know that's a long horizon, but I really do look out at the change we're driving as inevitable and am focused on making sure it comes to pass.

Sir Richard Branson:

Yeah. I mean the SPAC market is, generally speaking, companies that are growing fast, trying to build turnover, not looking for short term profit. But ultimately, hopefully, that profit will come. I remember for years Jeff Bezos being interviewed, "You've got no profits, you've got no profits. Why should we trust in Amazon?" And in the end, I think he proved those skeptics wrong. And I think a lot of these, the best SPAC companies will prove their skeptics wrong. They'll use the cash they get to build their turnover, build their market share. And I think shareholders should be able to get a good return as well.

Jill:

I think that's a great note to end on. Richard and Stu, thank you so much for being here. We really appreciate it.

Sir Richard Branson:

Can I just say thank you and congratulations to Stu on the award.

Stuart Landesberg:

Such a pleasure. Thank you both so much, a privilege to be with here with both of you.

Additional Information and Where to Find It
In connection with the proposed business combination, Virgin Group Acquisition Corp. II (“VGII”) filed with the Securities and Exchange Commission (“SEC”) on January 18, 2022 (as amended on April 18, 2022), a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of VGII, and after the registration statement is declared effective, VGII will mail a definitive proxy statement/prospectus relating to the proposed business combination to its shareholders. This press release does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. VGII’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and, when available, the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about Grove, VGII and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to shareholders of VGII as of a record date to be established for voting on the proposed business combination. Such shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Virgin Group Acquisition Corp. II, 65 Bleecker Street, 6th Floor, New York, New York 10012.

No Offer or Solicitation
This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation
VGII, Grove and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of VGII’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of VGII’s shareholders in connection with the proposed business combination will be set forth in VGII’s registration statement on Form S-4, including a proxy statement/prospectus, which VGII filed with the SEC on January 18, 2022 (as amended on April 18, 2022). Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of VGII’s directors and officers in VGII’s filings with the SEC and such information will also be in the registration statement to be filed with the SEC by VGII, which will include the proxy statement / prospectus of VGII for the proposed business combination.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future, including possible business combinations, revenue growth and financial performance, product expansion and services. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this press release are based on our current expectations and beliefs made by the management of VGII and Grove in light of their respective experience and their perception of historical trends, current conditions and expected future developments and their potential effects on VGII and Grove as well as other factors they believe are appropriate in the circumstances. There can be no assurance that future developments affecting VGII or Grove will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond the control of the parties) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including that the VGII stockholders will approve the transaction, regulatory approvals, product and service acceptance, and that, Grove will have sufficient capital upon the approval of the transaction to operate as anticipated. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Additional factors that could cause actual results to differ are discussed under the heading “Risk Factors” and in other sections of VGII’s filings with the SEC, and in VGII’s current and periodic reports filed or furnished from time to time with the SEC. All forward-looking statements in this press release are made as of the date hereof, based on information available to VGII and Grove as of the date hereof, and VGII and Grove assume no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.